Form G-FIN

Notice of Government Securities Broker or Government Securities Dealer Activities

To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) Of the Securities Exchange Act of 1934

1. Appropriate regulatory agency (check one):

   A. ☒ Comptroller of the Currency
   B. ☐ Board of Governors of the Federal Reserve System
   C. ☐ Federal Deposit Insurance Corporation
   D. ☐ Office of Thrift Supervision
   E. ☐ Securities and Exchange Commission

2. Filing Status of notice (check as applicable):

   A. ☐ Government Securities Broker
   B. ☐ Government Securities Dealer
   C. ☒ Government Securities Broker & Dealer

3. Filing status of notice (check as applicable):

   A. ☐ Notice
   B. ☒ Amendment

4. A. Full name of the Financial Institution:

   Bank of America, N.A.

   B. Address of principal office of Financial Institution:

   100 N Tryon Street, Charlotte, NC 28255

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different than item (B)):

   214 N Tryon Street, Charlotte, NC 28255

   D. Mailing address if different from (B) or (C):

   9000 Southside Blvd, Bldg 200, Mail Code: FL9-200-04-16, Jacksonville FL 32246

   E. Name, title and telephone number of contact person with respect to this notice:

Name	Title	Telephone
Jane R. Michael	Director/Senior Registration Manager	904-218-4044

5. Does the Financial Institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☒ Yes B. ☐ No
(If yes, provide addresses and describe activities.)

901 Main St, Dallas, TX 75202

101 California St, San Francisco, CA 94111

One Bryant Park, New York, NY 10036

540 W Madison St, Chicago, IL 60661

214 N Tryon St, Hearst Tower, Charlotte, NC 28255

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the Financial Institution's government securities broker or government securities dealer activities:

Last	First	Middle	Title
AIRING	BRADLEY	TODD	MANAGING DIRECTOR
BATSHON *	LINA	FADDOUL	VICE PRESIDENT
~~BERRETTA~~	~~FREDERICK~~	~~RAY~~	~~MANAGING DIRECTOR~~
BOOKER	RHONDA	C.	DIRECTOR
DE MARE	JAMES	P.	MANAGING DIRECTOR
ERICKSON	JULIA	ANN	VICE PRESIDENT
FANNING III *	WILLIAM	HERBERT	DIRECTOR
GAUBERT *	JULIEN		MANAGING DIRECTOR
~~GRILLO~~	~~ROBERT~~	~~MITCHELL~~	~~MANAGING DIRECTOR~~
GUARDINO	JOSEPH	ANTHONY	MANAGING DIRECTOR
HAMMONTREE	KATHY	D.	DIRECTOR
HOLLENDER	STEVEN	IRA	MANAGING DIRECTOR
LEBENTAL *	SIDNEY		DIRECTOR
~~MANELSKI~~	~~DENIS~~	~~MARTIN~~	~~MANAGING DIRECTOR~~
~~MAZER~~	~~JEFFREY~~	~~ALAN~~	~~DIRECTOR~~
MOONEY *	STEPHEN	R.	DIRECTOR
~~MULLEN~~	~~THOMAS~~	~~COOPER~~	~~MANAGING DIRECTOR~~
RAULS *	LA-YONA	C.	DIRECTOR
SCHUER	CHRISTOPHER	CHARLES	DIRECTOR
SEITZ	RICHARD	STEVEN	MANAGING DIRECTOR
TRANCHINA *	MARK	STEVEN	DIRECTOR
~~WALSH~~	~~CHRISTOPHER~~	~~GREG~~	~~DIRECTOR~~
WHITE III	JULIAN (IAN)	B.	DIRECTOR
~~WYATT, III~~	~~ROBERT~~	~~THEODORE~~	~~MANAGING DIRECTOR~~
YACOB *	ZIADA		VICE PRESIDENT

* Individuals added

Note: Attach a separate Form G-Fin-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in response to Item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the Instructions) responded "yes" to any question in Item 17 of Form G-Fin-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 or Item 22 on Form U-4?

A. ☒ Yes B. ☐ No

(If yes, attach a copy of Form G-FIN-4, Form MSD-4, or Form U4 for all such persons with this Notice).

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See17 C.F.R. 400.4(c). Similar requirements are applicable to Form MSD-4 and Form U-4.)

8. The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.

Please print name and title of person executing this notice:

Kathy	D	Hammontree	Director
First	Middle	Last	Title

Kathy D Hammontree — Manual Signature

Jan 12, 2017 — Date